AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 2007
                                                          1933 ACT FILE NO. 333-
                                                   1940 ACT FILE NO. 811 - 21995

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                            REGISTRATION STATEMENT ON
                                    FORM S-6

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.   EXACT NAME OF TRUST: NEXBANK SERIES, SERIES 1

B.   NAME OF DEPOSITOR: NEXBANK SECURITIES, INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            NexBank Securities, Inc.
                           13455 Noel Road, Suite 1710
                               Dallas, Texas 75240

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

     Copies to:

      NICHOLAS R. STONE                             ERIC F. FESS
      NexBank Securities, Inc.                      Chapman and Cutler LLP
      13455 Noel Road, Suite 1710                   111 West Monroe Street
      Dallas, Texas  75240                          Chicago, Illinois 60603
      (972) 308-6700                                (312) 845-3000

It is proposed that this filing will become effective (check appropriate box)

[ ]  immediately upon filing pursuant to paragraph (b)

[ ]  on (date) pursuant to paragraph (b)

[ ]  60 days after filing pursuant to paragraph (a)

[ ]  on (date) pursuant to paragraph (a) of rule 485 or 486

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F.   APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the
                                                  Registration Statement.

[ ]  Check box if it is proposed that this filing will become effective on
     (date) at (time) pursuant to Rule 487.

================================================================================

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                    PRELIMINARY PROSPECTUS DATED MAY 10, 2007

                            NEXBANK SERIES, SERIES 1


             NEXBANK SENIOR LOAN CLOSED-END FUND PORTFOLIO, SERIES 1

              NEXBANK FINANCIAL SERVICES SECTOR PORTFOLIO, SERIES 1


PROSPECTUS PART A DATED JUNE __, 2007


The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                            NEXBANK SERIES, SERIES 1

             NEXBANK SENIOR LOAN CLOSED-END FUND PORTFOLIO, SERIES 1

              NEXBANK FINANCIAL SERVICES SECTOR PORTFOLIO, SERIES 1

                             CUSIP NOS: ____________



OVERVIEW

NexBank Series, Series 1 is a unit investment trust that consists of the portfolios listed above (the "Portfolios"). NexBank Securities, Inc. ("NexBank" or the "Sponsor") serves as the Sponsor of each Portfolio.



                                TABLE OF CONTENTS

                                                                     PAGE

OVERVIEW...............................................................2


NEXBANK SENIOR LOAN CLOSED-END FUND PORTFOLIO, SERIES 1................4


RISK/RETURN SUMMARY....................................................4

       Investment Objective............................................4
       Investment Strategy.............................................4
       Security Selection..............................................4
       Future Portfolios...............................................4
       Primary Risks...................................................4
       Investor Suitability............................................6
       Fees and Expenses...............................................6
       Termination.....................................................7
       Record Date.....................................................7
       Distribution Date...............................................7

SCHEDULE OF INVESTMENTS................................................9


NEXBANK FINANCIAL SERVICES SECTOR PORTFOLIO, SERIES 1.................10


RISK/RETURN SUMMARY...................................................10

       Investment Objective...........................................10
       Investment Strategy............................................10

       Security Selection.............................................10
       Future Portfolios..............................................11
       Primary Risks..................................................11
       Investor Suitability...........................................12
       Fees and Expenses..............................................12
       Termination....................................................12
       Record Date....................................................12
       Distribution Date..............................................13

SCHEDULE OF INVESTMENTS...............................................15


HOW TO BUY AND SELL UNITS.............................................16

       Investing in the Portfolio.....................................16
       Sales or Redemptions...........................................21

Risk Factors..........................................................22


DISTRIBUTIONS AND TAXES...............................................33

       Dividends......................................................33
       Reinvest in the Portfolio......................................33
       Reports........................................................34
       Taxes 34

GENERAL INFORMATION...................................................34

       Termination....................................................34
       The Sponsor....................................................34

STATEMENT OF FINANCIAL CONDITION......................................35


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS..............................36


For the Table of Contents of Part B, see Part B of the Prospectus

--------------------------------------------------------------------------------
Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.
--------------------------------------------------------------------------------

NEXBANK SENIOR LOAN CLOSED-END FUND PORTFOLIO, SERIES 1


                               RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE

The Portfolio seeks to provide current income and the potential for capital appreciation by investing in common stocks of closed-end investment companies ("Closed-End Funds") that invest in senior loans.

INVESTMENT STRATEGY

The NexBank Senior Loan Closed-End Fund Portfolio will invest 100% of its assets in the common stocks of Closed-End Funds that invest a significant portion of their assets in senior loans.

SECURITY SELECTION

The Sponsor has selected for the Portfolio common stocks of Closed-End Funds that it believes have the best potential to achieve the Portfolio's investment objective. The Closed-End Funds' portfolios consist primarily of securities representing investments in senior loans. When selecting Closed-End Funds for the Portfolio, the Sponsor considers numerous factors, including, but not limited to:

o Consistent Investment Objective. The Sponsor seeks Closed-End Funds with an investment objective that is consistent with the investment objective of the Portfolio.

o Strong Performance. The Sponsor seeks Closed-End Funds with a history of strong performance.

FUTURE PORTFOLIOS

The Sponsor intends to create future portfolios that follow the same investment strategy. One such portfolio may be available for purchase following the Portfolio's termination. Each portfolio is designed to be part of a longer-term strategy.

PRIMARY RISKS

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various reasons, including:

o    Stock prices can be volatile.

o The Portfolio invests in Closed-End Funds, which are subject to various risks, including but not limited to, management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio when the underlying securities are redeemed as sold, during periods of market turmoil, and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.

o The value of the securities in the Closed-End Funds that include fixed-income securities will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes.

o A Closed-End Fund or issuers of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare dividends in the future, may call a security before its stated maturity, or may reduce the level of dividends declared.

o The financial condition of a Closed-End Fund or issuers of securities held by a Closed-End Fund may worsen or their credit ratings may drop, resulting in a reduction in the value of your units.

o It is expected that [all of] the Closed-End Funds held by the Portfolio will invest significantly in senior loans which may be, among other things, of below investment grade credit quality, unrated at the time of investment, not registered with the Securities and Exchange Commission or any state securities commission, and not listed on any securities exchange.

o Certain Closed-End Funds held by the Portfolio may invest in bonds that are rated below investment grade and are considered to be "junk" securities.

o Certain Closed-End Funds held by the Portfolio may invest in bonds that are rated as investment grade by only one rating agency.

o Certain Closed-End Funds held by the Portfolio may invest in convertible securities, which generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation.

o Certain Closed-End Funds held by the Portfolio may invest in preferred securities, which are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

o Certain Closed-End Funds held by the Portfolio may invest in foreign securities, which present additional risk.

o Certain Closed-End Funds held by the Portfolio may invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer, changes in the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affect the issuers. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

o Inflation may lead to a decrease in the value of assets or income from investments.

o The Sponsor does not actively manage the Portfolio. The Portfolio will generally hold, and may continue to buy, the same securities even though the security's outlook, rating, market value or yield may have changed.

o    See "Risk Factors" in Part A of the prospectus.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if:

o The Portfolio represents only a portion of your overall investment portfolio;

o The Portfolio is part of a longer-term investment strategy that includes the investment in subsequent portfolios, if available; and

o The Portfolio is combined with other investment vehicles to provide diversification of method to your overall portfolio.

The Portfolio is not appropriate for you if:

o You are unwilling to take the risks involved with owning Closed-End Fund securities;

o    You are seeking preservation of capital as a primary investment objective;
     or

o You are seeking a short-term investment or an investment to be used as a trading vehicle.

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

As of ___________, ______, the Initial Date of Deposit, the per unit Public Offering Price for the Portfolio is $______.

TERMINATION

The Portfolio is scheduled to terminate in approximately __________ months. The mandatory termination date is ___________.

RECORD DATE

The portfolio's record date is ___________.

DISTRIBUTION DATE

The portfolio's distribution date is ______________.

                                                                                   PERCENTAGE          AMOUNT
                                                                                    OF PUBLIC            PER
                                                                                    OFFERING           $1,000
INVESTOR FEES                                                                       PRICE(1)          INVESTED
--------------------------------------------------------------------------------   -----------------  ---------

INITIAL SALES FEE PAID ON PURCHASE

DEFERRED SALES FEE(2)

CREATION AND DEVELOPMENT FEE(3)

MAXIMUM SALES FEES(1)(3) (including creation and development fee)

ESTIMATED ORGANIZATION COSTS (amount per 100 units paid by the Portfolio at the end of the initial offering period or after six months, at the discretion of the Sponsor)


                                                                                     APPROXIMATE
                                                                                     % OF PUBLIC
                                                                                       OFFERING      AMOUNT PER
ANNUAL FUND OPERATING EXPENSES                                                         PRICE(4)       100 UNITS
--------------------------------------------------------------------------------   ----------------- ----------

Trustee's fee                                                                        %               $
Sponsor's supervisory fee
Evaluator's fee
Bookkeeping and administrative fee
Estimated other Portfolio operating expenses(5)
Estimated Closed-End Fund expenses(6)
         Total                                                                       %               $
----------


(1) The maximum sales fee equals the sum of the deferred sales fee and the creation and development fee ("C&D Fee") (as described below). Together the deferred sales charge and the creation and development fee is a fixed dollar amount equaling $______ per unit. Because of this, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. Assuming a Public Offering Price of $___ per unit, the maximum sales charge will be ______% of the Public Offering Price per unit. If the price you pay for your units exceeds $___ per unit, the maximum sales charge will be less than ____%. If the price you pay for your units is less than $___ per unit, the maximum sales charge will exceed ____%, but in no event will the maximum sales charge exceed _____% of the Public Offering Price.

(2) The deferred sales charge is a fixed dollar amount equal to $____ per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $____ per unit, the deferred sales charge will be ____% of the Public Offering Price per unit. If the price you pay for your units exceeds $___ per unit, the deferred sales charge will be less than _____%. If the price you pay for your units is less than $___ per unit, the deferred sales charge will exceed ______%; however, in no event will the maximum sales charge exceed ___% of the Public Offering Price per unit. The deferred sales charge will be deducted in six monthly installments commencing________ and ending __________ ($______ per unit on the last business day of each month). If units are redeemed prior to the deferred sales charge period, the entire deferred sales charge will be collected. If you purchase units after the first deferred sales charge payment has been assessed, your maximum sales charge will consist of an initial sales charge and the amount of any remaining deferred sales charge payments. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between $________ per unit and the remaining deferred sales charge. If you purchase units after the last deferred sales charge payment has been assessed, your maximum sales charge will consist of a one-time sales charge of $________ per unit.

(3) The C&D Fee compensates the Sponsor for creating and developing the Portfolio. The actual C&D Fee is $_____ per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately one month from the Initial Date of Deposit. The percentages provided are based on a $____ unit as of the Initial Date of Deposit and the percentage amount will vary over time. If the unit price exceeds $____ per unit, the C&D Fee will be less than ____% of the Public Offering Price; if the unit price is less than $_____ per unit, the C&D Fee will exceed _____% of the Public Offering Price. However, in no event will the maximum sales fee exceed ______% of a unitholder's initial investment.

(4) Based on 100 units with a $_____ per unit Public Offering Price as of the Initial Date of Deposit.

(5) Other operating expenses do not include brokerage costs and other transactional fees.

(6) Although not an actual trust operating expense, the Portfolio, and therefore the unitholders, will indirectly bear similar operating expenses of the Closed-End Funds held by the Portfolio in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the Portfolio per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you reinvest your investment in a new portfolio every other year, the expenses do not change and the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

                1 year                               $
                3 years
                5 years
                10 years

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the Portfolio pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See "Trust Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

                             SCHEDULE OF INVESTMENTS
             (AT THE INITIAL DATE OF DEPOSIT, ______________, 2007)


                     ____________________________ PORTFOLIO


                                                          PERCENTAGE
                                                              OF
                                                          AGGREGATE           MARKET             COST OF               CURRENT
NUMBER OF        NAME OF ISSUER OF          TICKER         OFFERING          VALUE PER        SECURITIES TO           DIVIDEND
  SHARES           SECURITIES(1)            SYMBOL          PRICE              SHARE          PORTFOLIO(2)            YIELD(3)





(1) All securities are represented by contracts to purchase securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the securities were entered into by the Sponsor on ____________, ______.

(2) The valuation of the securities has been determined by the Trustee using the market value per share as of the evaluation time on __________. Subsequent to inception, securities are valued, for securities quoted on a national or foreign securities exchange or Nasdaq National Market System, at the closing sales price.

(3) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that security and dividing the result by that security's closing sale price on the business day prior to the Initial Date of Deposit.

Please note that if this Prospectus is used as a preliminary prospectus for future NexBank Series, the portfolio will contain different stocks from those described above.

              NEXBANK FINANCIAL SERVICES SECTOR PORTFOLIO, SERIES 1


                               RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE

The Portfolio seeks to [provide dividend income potential coupled with the potential for long-term capital appreciation].

INVESTMENT STRATEGY

The Portfolio seeks to achieve its objective by investing primarily in common stocks issued by domestic and foreign companies involved in the financial services industry.

SECURITY SELECTION

The Sponsor selects domestic and foreign companies that it believes have the best potential to achieve the Portfolio's investment objective. To select the Portfolio, the Sponsor follows a disciplined process which includes both quantitative screening and qualitative analysis.

The Sponsor begins with the companies currently in the ______________ Index and separates these [number] companies into [number] groups based on ________, The Sponsor then reduces the [number] companies to approximately [number] by performing quantitative screening based on factors including, but not limited to:

o Valuation. The Sponsor may screen for reasonably valued companies based on measures such as price to earnings, price to book and price to cash flow.

o Growth. The Sponsor may screen for companies with a history of revenue growth, earnings and dividends that is better than average.

o Profitability. The Sponsor may screen for companies with a history of high and consistent profitability.

The Sponsor then reduces the [number] companies to approximately [number] by performing qualitative analysis based on factors such as, but not limited to:

o Balance Sheet. The Sponsor seeks companies that possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.

o Valuation. The Sponsor seeks companies whose valuations appear to be attractive based on measures such as price to earnings, price to book and price to cash flow.

o Growth. The Sponsor seeks companies with a history of (and prospects for) above average growth of revenues, earnings and dividends (if applicable).

o Profitability. The Sponsor seeks companies with a history of (and prospects for) consistent and high profitability as measured by return on assets, return on equity, gross margin and net margin.

o Industry Leadership. The Sponsor seeks companies that possess a strong competitive position among their domestic and global peers.

Finally, the Sponsor weights the selected stocks so that the Portfolio has a capitalization, style and sector representation that closely resembles that of __________ Index.

FUTURE PORTFOLIOS

The Sponsor intends to create future portfolios that follow the same investment strategy. One such portfolio may be available for purchase following the Portfolio's termination. Each portfolio is designed to be part of a longer-term strategy.

PRIMARY RISKS

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various reasons, including:

o    Stock prices can be volatile.

o Companies involved in the financial services sector are generally subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets, commercial and residential real estate loans and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

o Inflation may lead to a decrease in the value of assets or income from investments.

o The Sponsor does not actively manage the Portfolio. The Portfolio will generally hold, and may continue to buy, the same securities even though the security's outlook, rating, market value or yield may have changed.

See "Risk Factors" in Part A of the prospectus.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if:

o The Portfolio represents only a portion of your overall investment portfolio.

o The Portfolio is part of a longer term investment strategy that includes the investment in subsequent portfolios, if available.

o The Portfolio is combined with other investment vehicles to provide diversification of method to your overall portfolio.

The Portfolio is not appropriate for you if:

o    You are uncomfortable with the Portfolio's investment strategy.

o You are uncomfortable with the risks of an unmanaged investment in a portfolio of stocks focused on the financial services sector.

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

As of ___________, ______, the Initial Date of Deposit, the per unit Public Offering Price for the Portfolio is $______.

TERMINATION

The Portfolio is scheduled to terminate in approximately ___________ months. The mandatory termination date is ______.

RECORD DATE

The portfolio's record date is ___________.

DISTRIBUTION DATE

The portfolio's distribution date is ______________.

                                                                                     PERCENTAGE       AMOUNT
                                                                                     OF PUBLIC          PER
                                                                                      OFFERING        $1,000
INVESTOR FEES                                                                         PRICE(1)       INVESTED
--------------------------------------------------------------------------------    -----------      --------

INITIAL SALES FEE PAID ON PURCHASE

DEFERRED SALES FEE(2)

CREATION AND DEVELOPMENT FEE(3)

MAXIMUM SALES FEES(1)(3) (including creation and development fee)

ESTIMATED ORGANIZATION COSTS (amount per 100 units paid by the Portfolio at the end of the initial offering period or after six months, at the discretion of the Sponsor)

                                                                                    APPROXIMATE
                                                                                    % OF PUBLIC
                                                                                      OFFERING      AMOUNT PER
ANNUAL FUND OPERATING EXPENSES                                                        PRICE(4)       100 UNITS
--------------------------------------------------------------------------------    -----------      --------
Trustee's fee                                                                       %               $
Sponsor's supervisory fee
Evaluator's fee
Bookkeeping and administrative fee
Estimated other Portfolio operating expenses(5)
         Total                                                                      %               $
---------


(1) The maximum sales fee equals the sum of the deferred sales fee and the creation and development fee ("C&D Fee") (as described below). Together the deferred sales charge and the creation and development fee is a fixed dollar amount equaling $______ per unit. Because of this, the maximum sales charge, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. Assuming a Public Offering Price of $___ per unit, the maximum sales charge will be ______% of the Public Offering Price per unit. If the price you pay for your units exceeds $___ per unit, the maximum sales charge will be less than ____%. If the price you pay for your units is less than $___ per unit, the maximum sales charge will exceed ____%, but in no event will the maximum sales charge exceed _____% of the Public Offering Price.

(2) The deferred sales charge is a fixed dollar amount equal to $____ per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $____ per unit, the deferred sales charge will be ____% of the Public Offering Price per unit. If the price you pay for your units exceeds $___ per unit, the deferred sales charge will be less than _____%. If the price you pay for your units is less than $___ per unit, the deferred sales charge will exceed ______%; however, in no event will the maximum sales charge exceed ___% of the Public Offering Price per unit. The deferred sales charge will be deducted in six monthly installments commencing________ and ending __________ ($______ per unit on the last business day of each month). If units are redeemed prior to the deferred sales charge period, the entire deferred sales charge will be collected. If you purchase units after the first deferred sales charge payment has been assessed, your maximum sales charge will consist of an initial sales charge and the amount of any remaining deferred sales charge payments. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between $________ per unit and the remaining deferred sales charge. If you purchase units after the last deferred sales charge payment has been assessed, your maximum sales charge will consist of a one-time sales charge of $________ per unit.

(3) The C&D Fee compensates the Sponsor for creating and developing the Portfolio. The actual C&D Fee is $_____ per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately one month from the Initial Date of Deposit. The percentages provided are based on a $____ unit as of the Initial Date of Deposit and the percentage amount will vary over time. If the unit price exceeds $____ per unit, the C&D Fee will be less than ____% of the Public Offering Price; if the unit price is less than $_____ per unit, the C&D Fee will exceed _____% of the Public Offering Price. However, in no event will the maximum sales fee exceed ______% of a unitholder's initial investment.

(4) Based on 100 units with a $_____ per unit Public Offering Price as of the Initial Date of Deposit.

(5) Other operating expenses do not include brokerage costs and other transactional fees.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you reinvest your investment in a new portfolio every other year, the expenses do not change and the Portfolio's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:
                        1 year                         $
                        3 years
                        5 years
                        10 years

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the Portfolio pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See "Trust Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

                             SCHEDULE OF INVESTMENTS
             (AT THE INITIAL DATE OF DEPOSIT, ______________, 2007)


                     ____________________________ PORTFOLIO

                                                         PERCENTAGE
                                                             OF
                                                         AGGREGATE           MARKET             COST OF               CURRENT
NUMBER OF     NAME OF ISSUER OF            TICKER         OFFERING          VALUE PER        SECURITIES TO           DIVIDEND
  SHARES        SECURITIES(1)              SYMBOL          PRICE              SHARE          PORTFOLIO(2)            YIELD(3)








(1) All securities are represented by contracts to purchase securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the securities were entered into by the Sponsor on ____________, ______.

(2) The valuation of the securities has been determined by the Trustee using the market value per share as of the evaluation time on __________. Subsequent to inception, securities are valued, for securities quoted on a national or foreign securities exchange or Nasdaq National Market System, at the closing sales price.

(3) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that security and dividing the result by that security's closing sale price on the business day prior to the Initial Date of Deposit.

Please note that if this Prospectus is used as a preliminary prospectus for future NexBank Series, the portfolio will contain different stocks from those described above.

                            HOW TO BUY AND SELL UNITS

INVESTING IN THE PORTFOLIO

You can buy units on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at ________________. The unit price includes:

o    the value of the stocks,

o    the initial sales fee, and

o    cash and other net assets in the portfolio.

The purchase price of units may be referred to as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

Value of the Stocks. __________ serves as the evaluator of each Portfolio (the "Evaluator"). The Evaluator determines the value of the stocks as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

Pricing the Stocks. We generally determine the value of stocks using the last sale price for stocks traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

The Sponsor determined the initial prices of the stocks shown in "Schedule of Investments" for each Portfolio in this prospectus. The Sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating the Portfolio. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the Trustee. Each Portfolio will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the Sponsor.

Transactional Sales Fee. You pay a fee, referred to as the "transactional sales fee," when you buy units. The transactional sales fee of the portfolios typically has only a deferred component and is a fixed-dollar amount of $______ per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $____ per unit, the deferred sales charge will be ______% of the Public Offering Price per unit. If the price you pay for your units exceeds $____ per unit, the deferred sales charge will be less than ______%. If the price you pay for your units is less than $____ per unit, the deferred sales charge will exceed ______%; however, in no event will the maximum sales charge exceed ______% of the Public Offering Price per unit.

The transactional sales fee does not include the C&D Fee which is described under "Trust Operating Expenses" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

Initial Sales Fee. Typically, the portfolios do not pay an initial sales charge. However, if you purchase units of a Portfolio after the first deferred sales charge payment has been assessed, your maximum sales charge will consist of an initial sales charge and the amount of any remaining deferred sales charge payments. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between $______ per unit and the remaining deferred sales charge. If you purchase units after the last deferred sales charge payment has been assessed, your maximum sales charge will consist of a one-time sales charge of $______ per unit.

Deferred Sales Fee. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.____ per unit for each Portfolio).

Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, a Portfolio must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, when you purchase units of a Portfolio, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, we will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

Investors who make large purchases are entitled to the following sales charge reductions:

                                 SALES CHARGE
                                  REDUCTIONS
PURCHASE AMOUNT                (AMOUNT PER UNIT)
--------------------           -----------------

Less than $50,000                  $0.000
$50,000 - $99,999
$100,000 - $249,999                  .
$250,000 - $499,999
$500,000 - $999,999
$1,000,000 or more

You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

o    purchases by your spouse or minor children, and

o    purchases by your trust estate or fiduciary accounts.

The discounts described above apply only during the initial offering period.

There can be no assurance that the Sponsor will create future portfolios with investment strategies similar to a Portfolio or that may fit within your investment parameters.

Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP number to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of the Portfolio or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Portfolio. The Sponsor, will receive and you will pay the C&D Fee. See "Trust Operating Expenses" in Part B of the prospectus.

Exchange or Rollover Option. If you are buying units of in the primary market with redemption or termination proceeds from any other NexBank unit trust, you may purchase units at a $______ per unit reduction. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with
(1) the termination proceeds from a non-NexBank unit trust with a similar investment strategy or (2) the redemption proceeds from a non-NexBank trust if such trust has a similar investment strategy and that trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the Portfolio must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

Rollover Purchases are also subject to the C&D Fee. See "Trust Operating Expenses" in Part B of the prospectus.

Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of NexBank and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the Sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your Portfolio into additional units of the Portfolio. Since the deferred sales fee is a fixed dollar amount per unit, the Portfolio must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

PURCHASE AMOUNT/                        CONCESSION
FORM OF PURCHASE                         PER UNIT

Less than $50,000                        $0.___
$50,000 -$99,999                          0.___
$100,000 -$249,999                        0.___
$250,000 -$499,999                        0.___
$500,000 -$999,999                        0.___
$1,000,000 or more                        0.___
                                          0.___
Rollover Purchases
Fee Account and Employee Purchases        0.___

We apply these amounts at the time of the transaction.

Broker-dealers and other firms that sell units of certain NexBank unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be equal to ___% of the value of eligible NexBank unit trusts sold in the primary market during a calendar quarter so long as the broker-dealers or other firms sell at least $25 million of eligible NexBank unit trusts during the calendar quarter. Eligible unit trusts include [all] NexBank unit trusts, [other than NexBank municipal portfolios,] sold in the primary market. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

The Sponsor reserves the right to modify or terminate the volume concession program at any time. The Sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of units. Such amounts will be in addition to any concessions received for the sale of units.

Other Compensation and Benefits to Broker-Dealers. The Sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of a Portfolio and other NexBank products. This compensation is intended to result in additional sales of NexBank products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of NexBank products by the intermediary or its agents, the placing of NexBank products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor may make such payments to many intermediaries that sell NexBank products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a NexBank product, including the Portfolio, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amounts set forth in each Portfolio's "Schedule of Investments" on the initial deposit of securities in the applicable Portfolio.

SALES OR REDEMPTIONS

You can sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Unit prices are available daily on the Internet at ________________________ or through your financial professional. We often refer to the sale price of units as the "bid price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

Until the end of the initial offering period or six months after the Initial Date of Deposit, at the discretion of the Sponsor, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs. If units of a Portfolio are redeemed prior to the deferred sales charge period, the entire deferred sales charge will be collected.

Selling Units. We do not intend to, and are not obligated to, maintain a secondary market for units. Certain broker-dealers might however, maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. In any event, you will be able to redeem your units with the Trustee on any business day for the current price.

Redeeming Units. You may also be able to redeem your units directly with the Trustee, The Bank of New York, on any day the New York Stock Exchange is open. The Trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the Trustee receives your completed request. Rather than contacting the Trustee directly, your financial professional may also be able to redeem your units by using the Investors Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

If you redeem your units, the Trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States and is not available within 30 business days of the Portfolio's termination. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of a Portfolio, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

Exchange Option. You may be able to exchange your units for units of other NexBank unit trusts at a reduced sales fee. You can contact your financial professional or NexBank for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current portfolios suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent portfolio on the same day that you redeem units of your current portfolio. We may discontinue this option at any time.

                                  RISK FACTORS

You can lose money by investing in a Portfolio. Recently, equity markets have experienced significant volatility. If the value of the Closed-End Funds in a Portfolio falls, the value of the related units will also fall. We cannot guarantee that a Portfolio will achieve its objective or that your investment return will be positive over any period. Your investment is at risk primarily because of:

MARKET RISK

Market risk is the risk that a particular stock in a Portfolio, the Portfolio itself or stocks in general may fall in value. Market value may be affected by a variety of factors including:

     -    General stock market movements;

     -    Changes in the financial condition of an issuer or a sector;

     -    Changes in perceptions about an issuer or a sector;

     -    Interest rates and inflation;

     -    Governmental policies and litigation; and

     -    Purchases and sales of securities by the Portfolio.

Even though we carefully supervise the Portfolios, you should remember that we do not manage them. Your Portfolio will not sell a stock solely because the market value falls as is possible in a managed fund.

INFLATION RISK

Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

INTEREST RATE RISK

Interest rate risk is the risk that the value of securities held by a Closed-End Fund in a Portfolio will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes.

CREDIT AND DIVIDEND PAYMENT RISK

Credit risk is the risk that an issuer of a security held by a Portfolio or a Closed-End Fund is unable or unwilling to make dividend and/or principal payments. High yield or "junk" securities that are rated below investment grade are generally more susceptible to this risk than investment grade securities.

CALL RISK

Call risk is the risk that securities held by a Closed-End Fund in a Portfolio can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by a Portfolio are more likely to be called when interest rates decline. This would result in early returns of principal to the Closed-End Funds in a Portfolio. The securities may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High yield or "junk" securities that are rated below investment grade are generally more susceptible to this risk than investment grade securities.

SECURITY QUALITY RISK

Security quality risk is the risk that a reduction in a securities rating may decrease its value, the value of a Portfolio and the value of your investment in the Portfolio. Securities ratings may be reduced at any time, including during the primary offering period of a Portfolio.

SPLIT RATINGS RISK

Split-rated securities are those securities that, at the time of investment, are rated below investment grade by Moody's or Standard & Poor's, so long as at least one rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic downturn.

LITIGATION AND LEGISLATION RISK

Each Portfolio is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in a Portfolio. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

CLOSED-END FUND RISK

A Portfolio may invest in Closed-End Funds. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the Closed-End Funds included in a Portfolio may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of an Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. In addition, Closed-End Funds are subject to their own annual fees and expenses, including a management fee. Such fees reduce the potential benefits associated with owning a Closed-End Fund and are in addition to a Portfolio's expenses.

SENIOR LOAN RISK

Certain of the Closed-End Funds held by a Portfolio may invest in senior loans. Senior loans in which a Closed-End Fund may invest:

o    Are generally of below investment grade credit quality;

o    May be unrated at the time of investment;

o Generally are not registered with the SEC or any state securities commission; and

o    Generally are not listed on any securities exchange.

The amount of publicly available information on senior loans generally will be less extensive than that available for other types of assets.

No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value based on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result increased volatility in the market and in the Portfolio's net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End fund could get for the senior loan may be adversely affected.

Some senior loans are subject to the risk that a court, pursuant to a fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

FINANCIAL SERVICES SECTOR RISK

Certain of the issuers of securities in a Portfolio may be involved in the financial services sector. An investment in units of a Portfolio containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insure the solvency or profitability of banks or their holding companies, or insure against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have undergone substantial change in recent years. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Starting in mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial

Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Portfolio.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition;
(ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulations. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations could cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution cleanup is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to cleanup. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the cleanup and restoration by "Potentially Responsible Parties ("PRPs"). Superfund and the mini-Superfunds ("Environmental Cleanup Laws" or "ECLs") establish a mechanism to pay for cleanup of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of cleanup necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for cleanup and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund-related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker-dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited securities which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the equity securities included in the Portfolio will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

HIGH-YIELD SECURITIES RISK

Certain of the Closed-End Funds held by a Portfolio may invest in high-yield securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increase in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may affect an issuer's ability to make dividend payments.

High yield or "junk" securities, the general names for securities rated below the category of "BBB" by Standard & Poor's or the category of "Baa" by Moody's, are frequently issued by corporations in the growth state of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment grade should be considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. Also, the market for high-yield securities is generally smaller and less liquid than that for investment grade securities.

The market for high-yield bonds is smaller and less liquid than that for investment grade bonds. High-yield bonds are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield bonds, the bid-offer spread on such bonds is generally greater than it is for investment grade bonds and the purchase or sale of such bonds may take longer to complete.

CONVERTIBLE SECURITY RISK

Certain of the Closed-End Funds held by a Portfolio may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically un-rated or rated lower than such debt obligations.

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

PREFERRED SECURITIES RISK

Certain Closed-End Funds held by a Portfolio may invest in preferred securities, such as preferred stock and trust preferred securities.

Similar to bonds, preferred stocks typically offer a fixed rate of return paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior securities" and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. For the prospect of a higher yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on major stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments.

Trust preferred securities are limited-life securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

In addition to the risks set forth above, these securities are also subject to the following risks:

o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the securities underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the securities is able to pay interest on the underlying securities.

o Unitholders have no right to accelerate the trust preferred securities or the underlying securities for non-payment.

o A corporation issuing the underlying securities may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

o Tax or regulatory changes may change the tax characterization of the preferred securities or the underlying securities, and, as a result, may effect the value of your units.

o Preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity.

FOREIGN SECURITIES RISK

Certain Closed-End Funds held by a Portfolio may invest in foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following: o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

o    Foreign markets may be less liquid and more volatile than U.S. markets.

o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a Closed-End Fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a Portfolio to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a Portfolio's foreign currency holdings.

o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

EMERGING MARKET RISK

Certain Closed-End Funds held by a Portfolio may invest in securities issued by entities located in emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

REIT RISK

Certain Closed-End Funds held by a Portfolio may invest primarily in REITs. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuer of the REIT.


                             DISTRIBUTIONS AND TAXES

DIVIDENDS

Each Portfolio generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

o    reinvest distributions in additional units of the Portfolio at no fee, or

o    receive distributions in cash.

You may change your election by contacting your financial professional or the Trustee. Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of the Portfolio. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of the Portfolio. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of the Portfolio.

In some cases, a Portfolio might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

REINVEST IN THE PORTFOLIO

You can keep your money working by electing to reinvest your distributions in additional units of your Portfolio. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the Trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

REPORTS

The Trustee will send your financial professional a statement showing income and other receipts of the Portfolios for each distribution. Each year the Trustee will also provide an annual report on each Portfolio's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your Portfolio, if available.

See "Distributions To Unitholders" in Part B of the Prospectus for more details.

TAXES

Each Portfolio is not an association taxable as a corporation for federal income tax purposes. See "Tax Status" in Part B of the Prospectus for general tax information.


                               GENERAL INFORMATION

TERMINATION

The Trustee may terminate a Portfolio early if the value of the Portfolio is less than ___ million or less than ___% of the value of the stocks in the Portfolio at the end of the initial offering period. At this size, the expenses of the Portfolio may create an undue burden on your investment. Investors owning two-thirds of the units in a Portfolio may also vote to terminate the Portfolio early. We may also terminate a Portfolio under other limited circumstances.

The Trustee will notify you of any termination and sell any remaining stocks. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

THE SPONSOR

[To Come -- Information regarding the Sponsor]

The Prospectus describes in detail the investment objectives, policies and risks of the Portfolios. We invite you to discuss the contents with your financial advisor, or you may call us at ______________ for additional information. NexBank personnel may from time to time maintain a position in certain stocks held by a Portfolio.

                        STATEMENT OF FINANCIAL CONDITION
               (AT THE INITIAL DATE OF DEPOSIT, ___________, 2007)


INVESTMENT IN STOCKS
Sponsor's contracts to purchase underlying stocks backed by cash deposited (1)(2)........................

LIABILITIES AND INTEREST OF UNITHOLDERS

Liabilities:
       Organization costs (3)

       Creation and development fee (6)

       Deferred sales fee (4)


Interest of Unitholders:
       Cost to unitholders (5)

       Less:  initial sales fee (4)

       Less:  organization costs, C&D and deferred
              sales fees (3)(4)(5)(6)
       Net interest of unitholders
              Total


Number of Units


Net Asset Value per Unit

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the Trustee.

(2) Cash and/or a letter of credit has been deposited with The Bank of New York, Trustee, covering the funds (aggregating $_________) necessary for the purchase of the securities in the Portfolio, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $____ per 100 units for each Portfolio. A distribution will be made as of the close of the initial offering period or six months after the Initial Date of Deposit (at the discretion of the Sponsor) to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of the Portfolio.

(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Initial Date of Deposit, the total transactional sales fee is $______ per unit (equivalent to ____% of the net amount invested). The deferred sales fee is equal to $_____ per unit.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) The Portfolio is committed to pay a creation and development fee of $____ per 100 units at the close of the initial public offering period.

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

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                            NEXBANK SERIES, SERIES __
                               PROSPECTUS - PART A


                              ______________, 2007



                    Sponsor       NexBank Securities, Inc.
                                  13455 Noel Road, Suite 2240
                                  Dallas, Texas  75240
                                  Telephone:

                    Trustee       The Bank of New York
                                  101 Barclay Street
                                  New York, New York  10286
                                  Telephone: 800-701-8178

     This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, D.C. under the:

     Securities Act of 1933 (file no. __________)

     Investment Company Act of 1940 (file no. __________)

     More information about the Portfolios, including the code of ethics adopted by the Sponsor and the NexBank Series, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio Information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 100 F Street, NE, Washington, D.C. 20549.

     No person is authorized to give any information or representation about a Portfolio not contained in Parts A or B of this Prospectus, and you should not rely on any other information.

     When units of a Portfolio are no longer available or for investors who will reinvest into subsequent series of a Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

          1. Information in this Prospectus is not complete and may be changed;

          2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

          3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted

                            NEXBANK SERIES PROSPECTUS

PROSPECTUS PART B DATED JUNE ______ 2007

     The Prospectus for a series of NexBank Series (a "Trust") is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the Prospectus provides more general information regarding the NexBank Series. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

NEXBANK SERIES

     Each Trust consists of a portfolio of securities of companies described in Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus for a list of the Securities included in a Trust).

     Minimum Investment. _____________________

     Redeemable Units. A unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the Trustee by making a written request to The Bank of New York (the "Trustee") at its Unit Investment Trust Division office in the City of New York. See "REDEMPTION" herein for a more detailed discussion of redeeming your units.

     Distributions. Dividends may be reinvested or received in cash as described under "Distributions and Taxes" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as described in "DISTRIBUTIONS TO UNITHOLDERS."

     Public Offering Price. Units of a Trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the Trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the Trust). (See "PUBLIC OFFERING PRICE.")

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

                                                                     PAGE
The  Trusts --General..................................................1

Composition of Trusts..................................................1

Public Offering Price..................................................2

Public Distribution of Units...........................................3

Sponsor Profits........................................................4

Market for Units.......................................................4

Evaluation of Securities on Initial Date of Deposit....................4

Tax Status.............................................................5

Retirement Plans.......................................................8

Trust Operating Expenses...............................................8

Distributions to Unitholders..........................................10

Reports and Statements to Unitholders.................................12

Ownership and Transfer of Units.......................................13

Redemption............................................................13

Rights of Unitholders.................................................16

Amendment and Termination.............................................16

Buying and Selling Securities.........................................17

Information about the Trustee.........................................18

Limitations on Liabilities of Sponsor and Trustee.....................19

Information about the Sponsor.........................................19

Information about the Evaluator and the Supervisor....................20

Legal Opinion.........................................................20

Auditors..............................................................20

Code of Ethics........................................................20

THE TRUSTS--GENERAL

     Each Trust is one of a series of separate but similar investment companies created by NexBank and is designated by a different Series number. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various NexBank Series are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Agreement dated the Initial Date of Deposit (the "Trust Agreement") between NexBank Series ("NexBank" or the "Sponsor") and the Trustee.

     When the Trust was created, the Sponsor delivered to the Trustee securities or contracts for the purchase thereof for deposit in the Trust and the Trustee delivered to the Sponsor documentation evidencing the ownership of units of the Trust. After the Trust is created, the Sponsor may deposit additional securities in the Trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees.

     A Trust consists of (a) the securities listed under "Schedule of Investments" in the prospectus as may continue to be held from time to time in the Trust, (b) any additional securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the accounts of the Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a Trust fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

COMPOSITION OF TRUSTS

     The Trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The Trust Agreement provides that the Sponsor may (but need not) direct the Trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such securities would be detrimental to the Trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the Trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of securities (or any securities or other property received by the Trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the Trust Agreement, or in the prospectus, the acquisition by the Trust of any securities other than the portfolio securities is prohibited. The Trustee may sell securities, designated by the Sponsor, from the Trust for the purpose of redeeming units of a Trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the Trust Agreement.

     Notwithstanding the foregoing, the Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a Trust in exchange for securities) are credited to the Capital Account of a Trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the Trust Agreement, the acquisition by a Trust of any securities other than the portfolio securities is prohibited. The Trustee may sell securities from a Trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

PUBLIC OFFERING PRICE

     Units of a Trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the Trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the Trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a Trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the Trust Agreement and other closing documents, registering units with the Securities and Exchange

Commission and states, the initial audit of the Trust portfolio, legal fees, fees paid to a portfolio consultant for selecting the Trust's portfolio, and the initial fees and expenses of the Trustee. These costs will be deducted from a Trust as of the end of the initial offering period or after six months, at the discretion of the Sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a Trust was created was made on the basis of an evaluation of the securities in the Trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price".

PUBLIC DISTRIBUTION OF UNITS

     During the initial offering period, units of a Trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The Sponsor intends to qualify units of a Trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a Trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The Sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the Sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price unitholders pay for their units or the amount that a Trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

SPONSOR PROFITS

     The Sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a Trust described in the prospectus. In addition, the Sponsor may realize a profit (or sustain a loss) as of the date a Trust is created resulting from the difference between the purchase prices of the securities to the Sponsor and the cost of such securities to the Trust. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. The Sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the Trust.

MARKET FOR UNITS

     After the initial offering period, although it does not currently intend to do so, the Sponsor may maintain a market for units of a Trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the Sponsor. If the Sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the Trust if the supply of units exceeds demand, or for other business reasons.

EVALUATION OF SECURITIES ON INITIAL DATE OF DEPOSIT

                                    [to come]

TAX STATUS

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in a Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Assets of the Trusts. The Trusts are expected to hold one or more of the following:

          (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and

          (ii) shares (the "RIC Shares") in funds qualifying as regulated investment companies ("RICs") that are treated as interests in regulated investment companies for federal income tax purposes.

     It is possible that the Trusts will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If a Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

     Your Tax Basis and Income or Loss Upon Disposition. If the Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

     Dividends from RIC Shares. Some dividends on the RIC Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2011. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a unit for six months or less or if the Trust holds a RIC Share for six months or less, any loss incurred by you will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

     Dividends Received Deduction. A corporation that owns units will generally not be entitled to the dividends received deduction with respect to many dividends received by the Trust, because the dividends received deduction is generally not available for dividends from most foreign corporations or from RICs. However, certain dividends on the RIC Shares that are attributable to dividends received by the RIC itself from certain domestic corporations may be designated by the RIC as being eligible for the dividends received deduction.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units at any time prior to 30 business days before the Trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by the Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Exchanges. If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two Trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Foreign Taxes. Distributions by the Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from the Trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Some distributions by the Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

     Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

     New York Tax Status. Based on the advice of counsel to the Sponsor, under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

RETIREMENT PLANS

     A Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

TRUST OPERATING EXPENSES

     The Sponsor does not charge a Trust an annual advisory fee. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the Trust. The Sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trusts. If so provided in Part A of the prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for a Trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the Trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The Trust will bear all operating expenses. Estimated annual Trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the Trust in purchasing and selling securities.

     The Trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is calculated monthly, is based on the largest number of units of a Trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to a Trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the Trust. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which NexBank is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year.

     The Trust will also pay a fee to the Sponsor for creating and developing the Trust, including determining the Trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your Trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The Sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the Trust: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the Trust Agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of a Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.

     The Trust shall also bear the expenses associated with updating the Trust's registration statement and maintaining registration or qualification of the units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

DISTRIBUTIONS TO UNITHOLDERS

     Income received by a Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of a Trust. Income received by a Trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the Trust will prorate distributions on an annual basis ("Income Averaging"), then income received by the Trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the Trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a Trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a Trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the Trust uses Income Averaging, the Trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the Trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The Trustee shall be entitled to be reimbursed by the Trust, without interest, out of income received by the Trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The Trustee will periodically deduct from the Income Account of a Trust and, to the extent funds are not sufficient therein, from the Capital Account of a Trust amounts necessary to pay the expenses of a Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of a Trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their Trust without a sales fee.

     Your Trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of the Trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

REPORTS AND STATEMENTS TO UNITHOLDERS

     With each distribution, the Trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a Trust will not be audited annually unless the Sponsor determines that such an audit would be in the best interest of the unitholders of the Trust. If an audit is conducted, it will be done at the related Trust's expense, by independent public accountants designated by the Sponsor. The accountants' report will be furnished by the Trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a unitholder of a Trust a statement, covering the calendar year, generally setting forth for the Trust:

          (A)  As to the Income Account:

               (1) Income received;

               (2) Deductions for applicable taxes and for fees and expenses of the Trust and for redemptions of units, if any; and

               (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

          (B)  As to the Capital Account:

               (1) The dates of disposition of any securities and the net proceeds received therefrom;

               (2) Deductions for payment of applicable taxes and fees and expenses of the Trust; and

               (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

          (C)  The following information:

               (1) A list of the securities as of the last business day of such calendar year;

               (2) The number of units outstanding on the last business day of such calendar year;

               (3) The redemption price based on the last evaluation made during such calendar year; and

               (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

OWNERSHIP AND TRANSFER OF UNITS

     Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company ("DTC") through an investor's brokers' account or through registration of the units on the books of the Trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the Trust will be made in book entry form through DTC or the Trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the Trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the Trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the Trustee.

         Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

REDEMPTION

     A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the Trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities

Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

     Redemption shall be made by the Trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price", as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the Trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding". In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a Trust.

     Unitholders tendering units for redemption may request an in-kind distribution (an "In-Kind Distribution") from the Trustee in lieu of cash redemption. A unitholder may request an In-Kind Distribution of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty business days prior to the termination of the Trust. If the unitholder meets these requirements, an In-Kind Distribution will be made by the Trustee through the distribution of each of the securities of the Trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the Trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The Trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the Trustee may sell securities. The in-kind redemption option may be terminated by the Sponsor at any time. The Trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a Trust will be, and the diversity of a Trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of a Trust that holds closed-end funds or other investment company securities who request an In-Kind Distribution will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a Trust. The redemption price per unit is the pro rata share of each unit in a Trust determined generally on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected and (ii) the value of the securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the Trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities

(unless the evaluator deems such price inappropriate as a basis for evaluation),
(ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair market value rather than their market value. If the Trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security shall be converted to U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

RIGHTS OF UNITHOLDERS

     A unitholder may at any time tender units to the Trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a Trust. No unitholder shall have the right to control the operation and management of a Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of a Trust

AMENDMENT AND TERMINATION

     The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (3) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (4) to make such other amendments as may be necessary for a Trust to qualify as a regulated investment company. The Trust Agreement with respect to any Trust may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the Trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the Trust. In no event shall the Trust Agreement be amended to increase the number of units of a Trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the Trust or to adversely affect the characterization of a Trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify unitholders of the substance of any such amendment.

     The Trust Agreement provides that a Trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the Trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a Trust shall be less than the applicable minimum value stated in the prospectus, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. A Trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the Sponsor may terminate a Trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the Trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the Trust. The Sponsor may assist the Trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The Trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a Trust's termination. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the Sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Within a reasonable period after termination, the Trustee will sell any securities remaining in a Trust and, after paying all expenses and charges incurred by the Trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the Trust.

     The Sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain Trusts at approximately one year after the inception date of such Trusts. If the Sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a Trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders

BUYING AND SELLING SECURITIES

         The Trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your Trust will generally buy and sell stocks:

     o    to pay expenses,

     o    to issue additional units or redeem units,

     o    in limited circumstances to protect the Trust,

     o to avoid direct or indirect ownership of a passive foreign investment company,

     o to make required distributions or avoid imposition of taxes on the Trust, or

     o    as permitted by the Trust Agreement.

     The Trust will generally reject any offer for securities or property other than cash in exchange for the stocks in its portfolio. However, if a public tender offer has been made for a stock or a merger or acquisition has been announced affecting a stock, the Trust may either sell the stock or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If the Trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     Only the Trustee may vote the shares of the Closed-End Funds held in a Trust. The Trustee will vote the shares in the same general proportion as the shares held by other shareholders of each Closed-End Fund.

     We will increase the size of the Trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When the Trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time the Trust buys the stocks. When the Trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Trust. We will not select firms to handle these transactions on the basis of their sale of units of a Trust.

INFORMATION ABOUT THE TRUSTEE

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any Trust. In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a Trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of a Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor Trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

     The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

INFORMATION ABOUT THE SPONSOR

         [To Come]

INFORMATION ABOUT THE EVALUATOR AND THE SUPERVISOR

         [To Come]

LEGAL OPINION

     The legality of the units offered hereby has been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603.
__________________________, has acted as counsel for the Trustee with respect to the Series.

AUDITORS

     The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by PricewaterhouseCoopers, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

CODE OF ETHICS

     The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

                                 NEXBANK SERIES


                               PROSPECTUS - PART B

                                JUNE _____, 2007

                        Sponsor      NexBank Securities, Inc.
                                     13455 Noel Road, Suite 2240
                                     Dallas, Texas  75240
                                     Telephone:

                        Trustee      The Bank of New York
                                     101 Barclay Street
                                     New York, New York 10286
                                     Telephone: 800-701-8178

                  Legal Counsel      Chapman and Cutler LLP
                                     111 West Monroe Street
                                     Chicago, Illinois  60603

                    Independent      PricewaterhouseCoopers
             Public Accountants
                 for the Trusts

     This Prospectus does not contain complete information about the NexBank Series filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940.

     More information about the Trusts, including the code of ethics adopted by the Sponsor and NexBank Series, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 100 F Street, NE, Washington, D.C. 20549.

     No person is authorized to give any information or representation about a Trust not contained in Parts A or B of this Prospectus, and you should not rely on any other information.

     When units of a Trust are no longer available or for investors who will reinvest into subsequent series of a Trust, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

     1. Information in this Prospectus is not complete and may be changed;

     2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

     3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

           The Facing Sheet
           The Prospectus
           The Signatures
           Consents of Counsel

     The following exhibits:

1.1   Reference Trust Agreement (to be supplied by amendment).

1.1.1 Form of Standard Terms and Conditions of Trust.

2.1   Code of Ethics (to be supplied by amendment).

3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.3 Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust(s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

5.1   Powers of Attorney for O. Michael Rossi and Davis Deadman.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, NexBank Series, Series 1 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Dallas, and State of Texas, on the 10th day of May, 2007.

                                         NEXBANK SERIES, SERIES 1, Registrant

                                         By: NEXBANK SECURITIES, INC., Depositor

                                                               By: /s/ John Yang
                                                                   -------------
                                                                       John Yang
                                                                       President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


     SIGNATURE*          TITLE**                        DATE

/s/  John Yang           President                      May 10, 2007
----------------------
     John Yang

/s/  Nicholas R. Stone   Senior Vice President          May 10, 2007
----------------------   (Principal financial officer
     Nicholas R. Stone   and principal accounting
                         officer)                     ) By: /s/John Yang
                                                            --------------------
     O. Michael Rossi*   Director                              John Yang
                                                      )        Attorney-in-Fact*

                                                      ) May 10, 2007
     Davis Deadman*      Director
                                                      )

----------------------
*    An executed copy of the related power of attorney is filed herewith.

** The titles of the persons named herein represent their capacity in and relationship to NexBank Securities, Inc., the Depositor.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         The consent of PricewaterhouseCoopers to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               CONSENTS OF COUNSEL

         The consents of counsel to the use of their name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 to the Registration Statement.

                                   MEMORANDUM


         Re: NexBank Series, Series 1

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.


                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of NexBank Series, Series 1 (and subsequent series) (File No. 811-21995).


                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
May 10, 2007